Legacy Reserves GP, LLC
303 W. Wall Street, Suite 1400
Midland, Texas 79701
December 11, 2008
Via U.S. Mail and EDGAR
Mr. Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549
Re:	Legacy Reserves LP (the “Partnership”) Form 10-K for the fiscal year ended December 31, 2007, as amended Filed March 14, 2008 File No. 1-33249
Ladies and Gentlemen:
     This letter sets forth the responses of the Partnership to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 26, 2008 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the year ended December 31, 2007. For your convenience, we have repeated each comment of the Staff exactly as expressed in the Comment Letter, and set forth below such comment is the Partnership’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Controls and Procedures, page 47
1.	We note your statement that “[a]ny controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control

Mr. Mark Wojciechowski
United States Securities and Exchange Commission
December 11, 2008

objectives.” In future filings, please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands that the conclusion of effectiveness is based upon the reasonable assurance level.

Response: We confirm that in future filings the Partnership will revise its conclusion as to the effectiveness of its disclosure controls and procedures to ensure that the reader understands that the conclusion of effectiveness is based upon the reasonable assurance level.
Consolidated Statements of Operations, page F-5
2.	We note you have reported separate line items on the face of your statement of operations for realized and unrealized gains and losses on oil, NGL and natural gas swaps. Please modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, or tell us why you believe your current presentation is appropriate.

Response: The Partnership is a cash-distributing limited partnership. We feel that the additional disclosure of realized and unrealized gains (loss) on oil, NGL and natural gas derivatives, all of which were swaps, helps our investors understand our ability to pay distributions. As shown in the 2007 results, our realized gain on oil, NGL and natural gas swaps was $211,000, while our unrealized loss was $85,367,000. Combining the two numbers in our income statement could lead the investor to the wrong conclusions about our ability to pay distributions or our liquidity. While the derivatives fair value information is also contained in Note 9 (Page F-24) of our financial statements, we feel the more prominent disclosure is warranted due to the significant impact of commodity swaps on our earnings and cash flow. In addition, although the realized and unrealized gain(loss) is presented on separate line items, both line items are presented within other income (expense) on the consolidated statement of operations. Consequently, the presentation does not give the impression that revenues or operating income are effected by any component of derivative gains or losses. As an example of the impact of the volatile commodity markets on our unrealized gains and losses, the Partnership reported an unrealized loss on its commodity swaps of $201.3 million in the second quarter of 2008, compared to a gain of $222.1 million in the third quarter of 2008. Our realized losses on commodity swaps were $15.1 million and $19.8 million in the second and third quarters, respectively. We believe that in evaluating an investment in the Partnership, an investor would not put the same weight on unrealized gains and losses from commodity derivatives as such investor would on realized gains and losses because the realized portion represents cash settlements during the reporting period (and thus impacts the ability of the Partnership to pay distributions to unitholders), where the unrealized portion reflects the fair value measured the end of the statement period based on closing futures prices.

Mr. Mark Wojciechowski
United States Securities and Exchange Commission
December 11, 2008

Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
(d) Oil and Natural Gas Properties, page F-10
3.	We note from your disclosure that you “... assess impairment of capitalized costs of proved oil and natural gas properties by comparing net capitalized costs to estimated undiscounted future net cash flows using oil and natural gas prices as of the last day of the statement period held constant.” Paragraph 7 of SFAS 144 explains that the carrying amount of a long lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Please tell us why you believe the use of oil and natural gas prices as of the last day of the statement period held constant is appropriate in determining the expected cash flows from use of the assets. Please also tell us if you hold prices constant in measuring the amount of impairment to be recognized in accordance with SFAS 144.

Response: In accordance with the Staff’s comment, we propose the clarifying disclosure as set forth below. We agree that the existing disclosure only describes the first step of our measurement of impairment. In our first step we measure expected cash flows utilizing the lesser of 1) oil and natural gas prices as of the last day of the statement period held constant or 2) futures prices indicated by forward pricing curves, compared to capitalized costs as an indicator of impairment. As we calculate impairment at the field level, for any fields that have impairment indicators from cash flows obtained as described above, we progress to the second step, which is not described in the existing disclosure. The second step of our impairment process calculates future cash flows from management’s expectations of future oil and natural gas prices rather than current prices held constant. The pricing scenario used for the measurement of impairment fluctuates between future periods based on our expectations of future price volatility. We propose to replace the language used on page F-10 with the following language in future filings:

“Oil and natural gas properties are reviewed for impairment when facts and circumstances indicate that their carrying value may not be recoverable. Legacy compares net capitalized costs of proved oil and natural gas properties to estimated undiscounted future net cash flows using management’s expectations of future oil and natural gas prices. These future price scenarios reflect our estimation of future price volatility. If net capitalized costs exceed estimated undiscounted future net cash flows, the measurement of impairment is based on estimated fair value, using estimated discounted future net cash flows based on management’s expectations of future oil and natural gas prices.”

Mr. Mark Wojciechowski
United States Securities and Exchange Commission
December 11, 2008

Note 13 Unit-Based Compensation
4.	In accordance with SFAS 123(R) paragraph A240d, please disclose the aggregate intrinsic value of your fully vested options, and options expected to vest.

Response: As of December 31, 2007, the aggregate intrinsic value of fully vested options and options expected to vest was $229,855 and $895,048, respectively. In future filings we will revise our tabular presentation to include the aggregate intrinsic value of both fully vested options and options expected to vest.
Exhibit 32.1
5.	We note that the certification that was furnished as Exhibit 32.1 makes reference to your annual report for the year ended December 31, 2006, rather than your annual report for the year ended December 31, 2007. We also note that you filed an abbreviated amendment to your annual report on March 27, 2008. Please re-file your annual report in its entirety to provide proper certifications. We would expect that such filing would include a full amendment of your annual report.

Response: In accordance with the Staff’s request, the Partnership is filing, simultaneously with this letter, its annual report for the year ended December 31, 2007 in its entirety to provide proper certifications attached to a full amendment rather than as part of an abbreviated amendment as was filed on March 27, 2008.
Definitive Proxy Statement filed April 18, 2008
Compensation Discussion and Analysis, page 30
6.	We note your disclosure that the discussion of compensation arrangements relates to the named executive officers of your general partner, and that you reimburse your general partner for compensation of its executive officers. We also note that you have employment agreements with your executive officers through your wholly-owned subsidiary. In future filings, please clarify whether the compensation disclosed in this section and in the executive compensation tables, reflects the total compensation paid to the executive officers of your general partner or your subsidiary for all services rendered on your behalf.

Response: The Partnership will clarify in future filings that the compensation disclosed in the Compensation Discussion and Analysis section and in the executive compensation tables reflects the total compensation paid to the executive officers of the General Partner and the Partnership’s subsidiary for all services rendered on the Partnership’s behalf.

Mr. Mark Wojciechowski
United States Securities and Exchange Commission
December 11, 2008

     In preparing this response, the Partnership acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or require additional information please contact me at (432) 689-5200.

Sincerely, /s/ Steven H. Pruett Steven H. Pruett President and Chief Financial Officer
cc:	William M. Morris, Chief Accounting Officer, Legacy Reserves GP, LLC Kevin Hubbard, BDO Seidman LLP Gislar Donnenberg, Andrews Kurth LLP